ENCOMPASS FUND

Opportunities. Not Boundaries.

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Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund for the Period Ended 3/31/08:

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	Year To Date	1 Year	Calendar 2007	Annualized Since Inception (6/30/06)
Encompass Fund	-17.07%	-11.89%	12.25%	-7.32%
Dow Jones Wilshire 5000 Index	-9.52%	-5.76%	5.62%	3.94%

Current Price of Encompass Fund:

Date: 4/29/2008
Net Asset Value (NAV): $8.58
Change from Previous Close: ($0.23)

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Dow Jones Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

By investing in a wide variety of sectors, including sectors that respond differently to certain economic and market conditions, the Fund's Managers believe the Encompass Fund may avoid the sharp declines that funds investing in fewer or in more similar sectors eventually experience. For example, large-cap funds usually perform poorly when large-cap stocks are out of favor as was the case from 2000 to 2006. During that seven-year period, the average large-cap fund's seven year performance was in negative territory. Likewise, many technology mutual funds declined over 50% between 2000 and 2002. The managers of these funds have no choice but to stick with their sectors through bad times even if they believe their sectors will perform poorly. The Encompass Fund invests in the companies its Managers think have the best potential for appreciation taking into account the level of risk, regardless of the size of the company or whether it is a domestic or international company.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF MARCH 31, 2008
(not audited, for informational purposes only)

	NAME	PERCENT OF PORTFOLIO
1)	NorthWestern Corporation	8.37%
2)	Seabridge Gold, Inc.	5.97%
3)	Yamana Gold, Inc.	5.22%
4)	Exeter Resource Corp.	4.49%
5)	Teva Pharmaceutical Industries	3.36%
6)	Peabody Energy Corp.	3.17%
7)	Talisman Energy, Inc.	2.91%
8)	Petrohawk Energy Corp.	2.87%
9)	Delcath Systems Inc.	2.69%
10)	Aegean Marine Petroleum Network Inc.	2.58%

NORTHWESTERN CORPORATION

NorthWestern is an electric and gas utility, with customers in Montana, South Dakota and Nebraska.

SEABRIDGE GOLD INC.

Seabridge has acquired a 100% interest in nine North American gold resource exploration and development projects.

YAMANA

Yamana is an explorer for, and producer of, gold and silver and copper, primarily in South and Central America.

EXETER

Exeter is an exploration company focused on the discovery and development of gold-silver properties in Argentina and Chile.

TEVA PHARMACEUTICAL INDUSTRIES

Teva Pharmaceutical Industries Limited engages in the development, manufacture, and marketing of generic and human pharmaceuticals, active pharmaceutical ingredients (APIs), and animal health pharmaceutical products.

PEABODY ENERGY

Peabody Energy Corporation, through its subsidiaries, engages in the exploration, mining, and production of coal worldwide.

TALISMAN

Talisman is a major independent oil and gas explorer and producer, operating in North American and internationally.

PETROHAWK ENERGY CORP

Petrohawk Energy Corporation engages in the acquisition, development, production, and exploration of oil and natural gas properties in North America.

DELCATH SYSTEMS INC.

Delcath Systems, Inc., a development stage company, engages primarily in the development and testing of systems for the treatment of liver cancer.

AEGEAN MARINE PETROLEUM NETWORK INC.

Aegean Marine Petroleum Network, Inc., a marine fuel logistics company, supplies and markets refined marine fuel and lubricants to ships in port and at sea.

Fund holdings are subject to change at any time and may not be representative of current or future holdings.

Encompass Fund ▪ 1700 California Street, Suite 335 ▪ San Francisco, CA 94109 ▪ Email: info@encompassfunds.com